KIRKLAND & ELLIS LLP

AND AFFILIATED PARTNERSHIPS

655 Fifteenth Street, N.W.

Washington, D.C. 20005

Mark D. Director To Call Writer Directly: (202) 879-5151 mdirector@kirkland.com	(202) 879-5000 www. kirkland.com	Facsimile: (202) 879-5200

August 31, 2009

By Electronic Transmission

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Pamela Long

Mr. Dieter King

Mr. Errol Sanderson

Re:	Tutor Perini Corporation

Registration Statement on Form S-3

Filed on August 21, 2009

File No.: 333-161492

To Whom It May Concern:

Tutor Perini Corporation, a Massachusetts corporation (“Tutor Perini”), is filing herewith by electronic transmission its Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-3 (File No. 333-161492) (the “Registration Statement”).

We will send to you under separate cover a copy of Amendment No. 1 marked to show the changes made from the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2009.

Set forth below is the Staff of the Division of Corporation Finance of the Commission’s (the “Staff”) comment, indicated in bold, together with Tutor Perini’s response thereto.

Chicago            Hong Kong            London            Los Angeles            Munich            New York            San Francisco

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

August 31, 2009

Exhibit 5.1 Legal Opinion

1.    In the last sentence of the first paragraph on page 2 of the legal opinion, counsel states that “[w]e have also made other assumptions which we believe to be appropriate for purposes of this letter.” This sentence is inappropriate because counsel must set forth all material assumptions that it makes for purposes of rendering its legal opinion. In addition, clauses (iv), (v) and (vi) of the same paragraph appear to be inappropriate because they assume legal conclusions that your counsel should be in a position to evaluate or verify. Please have counsel delete the aforementioned sentence and clauses and re-file its legal opinion.

In response to the Staff’s comment, Tutor Perini’s counsel has modified its opinion to remove these assumptions. We have re-filed the legal opinion with Amendment No. 1 filed herewith.

*    *    *    *     *

We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing with regard to Tutor Perini or the Registration Statement, please feel free to contact me by phone at (202) 879-5151 or by facsimile at (202) 879-5200.

Sincerely,

/s/ Mark D. Director

Mark D. Director

cc:	Ronald N. Tutor, Tutor Perini Corporation

Kenneth R. Burk, Tutor Perini Corporation

Steven M. Meilicke, Tutor Perini Corporation